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                             November 24, 2020

       Steve Smith
       Chief Executive Officer
       DecisionPoint Systems, Inc.
       8697 Research Drive
       Irvine, California 92618

                                                        Re: DecisionPoint
Systems, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 10,
2020
                                                            File No. 333-245695

       Dear Mr. Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2020 letter.

       Amendment No. 2 to Form S-1 filed November 10, 2020

       Selling Security Holders, page 27

   1. In response to prior comment 4, you disclose that the shares being offered by Taglich
                                                        Brothers, Inc. were not
received as any form of underwriting compensation. Please
                                                        identify Taglich
Brothers, Inc. as an underwriter for the offering of its shares.
                                                        Furthermore, since
Taglich Brothers, Inc. is an underwriter, and the company is not eligible to conduct an
at-the-market offering, provide a fixed price at
                                                        which Taglich Brothers,
Inc. will set its shares for the duration of the offering.
 Steve Smith
DecisionPoint Systems, Inc.
November 24, 2020
Page 2
Index to Consolidated Financial Statements
Note 2: Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-9

2. Your response to prior comment 8 states that your obligation is to provide a tailored final product. Please explain further to us the nature of the implementation, installation and customization services performed on the software and hardware in a typical arrangement.
      In your response, provide an example that walks us through an arrangement in which you have provided a tailored solution for one of your significant customers and explain the specific services provided by the company versus those provided by third-parties.
3. You state on page 49 that in some cases tailoring of the ISV's software products may be performed by the ISV themselves. Please tell us how you determined that recognizing revenue on a gross basis when the ISV is tailoring their own products to fit your client's needs is appropriate. Describe the specific services provided by the ISV versus those, if any, provided by the company in these circumstances and clarify how the ISV is compensated for such services. Also, tell us the amount of revenue recognized from the sale of ISV software products versus the company's own software products for each period presented.
4. Your response to prior comment 11 includes a separate discussion of "third-party provided services - hardware and software" and "software and hardware maintenance support plans." Please tell us whether these represent the same service offerings or explain, in detail the different services provided under each. Clarify the specific services under each plan that are performed by third-parties versus those that are performed by your employees. Also, tell us how the warranty and maintenance services are impacted, if at all, by the company's customization of the OEM's hardware or software products.
        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameSteve Smith
                                                            Division of
Corporation Finance
Comapany NameDecisionPoint Systems, Inc.
                                                            Office of
Technology
November 24, 2020 Page 2
cc:       Peter F. Waltz, Esq.
FirstName LastName